GARTMORE VARIABLE INSURANCE TRUST
                                 1200 River Road
                             Conshohocken, PA 19482

December  9,  2003

VIA  EDGAR  SUBMISSION

U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Re:     Gartmore  Variable  Insurance  Trust
        File  No.:  333-109239
        CIK  No.:  #0000353905
        Accession  No.:  0000936329-03-000184

Dear  Sir  or  Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gartmore Variable Insurance Trust (the "Trust") hereby requests withdrawal of the above-referenced filing (the "Filing"), which as noted below, was mistakenly filed under Form Type "N-1A."

     The Filing relates to the registration of a new series of the Trust, the Gartmore GVIT U.S. Growth Leaders Long-Short Fund (the "New Fund"). Please be advised that the Trust no longer wishes to offer shares of the New Fund and respectively requests that the Filing be withdrawn under "Form RW". No securities of the New Fund have been issued or sold. The Filing is not effective pursuant to Rule 485(a).

     The Trust intended to submit the Filing as an amendment under Rule 485(a) (Form Type "485APOS"), as opposed to the Form Type "N-1A" under which it was filed on September 29, 2003. (Please note the attached correspondence dated October 2, 2003 requesting re-designation from Form Type "N-1A" to Form Type "485APOS" which as of December 9, 2003 has not yet been completed according to the EDGAR Help Desk.)

     Questions  related  to  this  filing  should be directed to my attention at
(614)  249-2019.

Very  truly  yours,

Gartmore  Variable  Insurance  Trust

/s/  Elizabeth  A.  Davin
     Elizabeth  A.  Davin,  Assistant  Secretary


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